UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ISSUES FIRST QUARTER UPDATE

Company to record additional costs due to dispute with insurer

Montreal, April 26, 2004 - Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today announced that due to a dispute with one of its insurance carriers over the aggregate amount of insurance available to the Company, including one claim that came due this month, Dorel is recording a charge for liability claims in the amount of US$6.5 million pre-tax in the first quarter ended March 31, 2004. The insurance company’s refusal to honour its policy, despite fully paid up premiums, has resulted in a shortfall in Dorel‘s planned liability reserves. The US$6.5 million pre-tax expense is equivalent to a US$0.13 per share after-tax impact and will be recorded in the Company’s first quarter results.

As a result, Dorel is reducing its guidance for fiscal 2004 by US$0.13 per share, to earnings of between US$3.12 to US$3.22 per share.

Dorel President and CEO Martin Schwartz said the situation with TIG Specialty Insurance Solutions, of Irving Texas is highly irregular and most disappointing. TIG Specialty Insurance Solutions is a subsidiary of Fairfax Financial Holdings Inc. “We adamantly disagree with the position being asserted by the insurer and have engaged in legal proceedings with the insurance company. We are optimistic that we will be able to prove our position. Should a decision be made in our favour, the recovery will be included in our net income in future periods.”

Mr. Schwartz said that Dorel’s 2004 budget has sufficient reserves in place to address liability issues for the balance of the year. “We have routinely budgeted for our liability requirements through a combination of self-insurance and insurance from carriers. TIG Insurance’s refusal to honour its obligations has created a temporary situation which we must fund.”

Full first quarter results will be released this Wednesday, April 28, 2004. A conference call to discuss the first quarter will also be held Wednesday at 1:30 PM, Montreal time.

Profile

Dorel is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

April 26, 2004